UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __4__)*

iKang Healthcare Group, Inc.
(Name of Issuer)

Class A common shares, par value US$0.01 per share, including in the form of American Depositary Shares (each representing 1/2 of a Class A common share)
(Title of Class of Securities)

45174L108
(CUSIP Number)

January 22, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ora Investment Pte. Ltd. (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 45174L108	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GIC Special Investments Pte. Ltd. (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 45174L108	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GIC Private Limited (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 45174L108	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer

iKang Healthcare Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People’s Republic of China

Item 2.

(a)	Name of Person Filing

(i)  Ora Investment Pte. Ltd.

(ii) GIC Special Investments Pte. Ltd.

(iii) GIC Private Limited

(each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed to Amendment No. 1 to the Schedule 13G as Exhibit 1 on February 12, 2016 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons agreed to file the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

(b)	Address of the Principal Office or, if none, residence

(i)-(iii) 168 Robinson Road #37-01
Capital Tower
Singapore 068912

(c)	Citizenship

(i)-(iii) Singapore

(d)	Title of Class of Securities

Class A common shares, par value US$0.01 per share, including in the form of American Depositary Shares (“ADS”) (each representing 1/2 of a Class A common share)

(e)	CUSIP Number

45174L108

CUSIP No. 45174L108	13G	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

The reporting persons disclaim membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.

[ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 45174L108	13G	Page 7 of 8 Pages

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: 15 February, 2019.

ORA INVESTMENT PTE. LTD.

/s/ Ashok Samuel
Signature
Name: Ashok Samuel
Title: Director

GIC SPECIAL INVESTMENTS PTE. LTD.

/s/ Deanna Ong
Signature
Name: Deanna Ong
Title: Director

GIC PRIVATE LIMITED

/s/ Celine Loh Sze Ling
Signature
Name: Celine Loh Sze Ling
Title: Senior Vice President

/s/ Toh Tze Meng
Signature
Name: Toh Tze Meng
Title: Senior Vice President

CUSIP No. 45174L108	13G	Page 8 of 8 Pages

Exhibit 1
Joint Filing Agreement, dated as of February 12, 2016, by and between the Reporting Persons (incorporated herein by reference to Exhibit 1 of Amendment No. 1 to the Schedule 13G filed by the Reporting Persons on February 12, 2016)